EXHIBIT (a)(18)

SUN CAPITAL SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR

KELLWOOD SHARES; ANNOUNCES SUBSEQUENT OFFERING PERIOD

Subsequent Offering Period Expires on Friday, February 15, 2008

New York, February 13, 2008 – Sun Capital Securities Group, LLC today announced the successful completion of Cardinal Integrated, LLC’s cash tender offer for the outstanding shares of Kellwood Company (NYSE: KWD), which expired at 12:00 midnight New York City time, on Tuesday, February 12, 2008.

As of the close of the offer, approximately 15.8 million Kellwood shares have been validly tendered, and not properly withdrawn, representing approximately 70.5% of the outstanding shares of Kellwood. When added to Sun Capital’s existing 11.4% stake, this  represents approximately 81.9% of Kellwood’s total outstanding shares.  Additional shares were guaranteed to be delivered within the next three business days which, if added to the tendered shares and Sun Capital’s existing stake, would represent in excess of 90.0% of Kellwood’s total outstanding shares.

All shares validly tendered and not properly withdrawn prior to the expiration of the offer have been accepted for purchase by Cardinal Integrated, and Cardinal Integrated expects to promptly pay for all such shares.

Sun Capital also announced that Cardinal Integrated has commenced a subsequent offering period for all of the remaining untendered shares that will expire at 12:00 midnight New York City time, on Friday, February 15, 2008. During this subsequent offering period, Kellwood shareholders who did not previously tender their shares into the offer may do so and will promptly receive $21.00 per share cash consideration, as was paid during the initial offering period.  Shares tendered during the subsequent offering period may not be withdrawn.

After expiration of the subsequent offering period, as the final step of the acquisition process, a subsidiary of Cardinal Integrated will be merged with and into Kellwood and each share not previously purchased in the tender offer will be converted, subject to appraisal rights, into the right to receive $21.00 per share in cash.  Consummation of the  merger is expected to occur as soon as practicable after the expiration of the subsequent offering period.  Following the merger, Kellwood will become a wholly-owned subsidiary of Cardinal Integrated, and Kellwood’s common stock will be delisted and will cease to trade on the New York Stock Exchange.

Shareholders with questions regarding tendering their shares should log on to www.kellwoodvalue.com or call D. F. King & Co., Inc. at (800) 269-6427.

About Sun Capital

Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts, equity, debt, and other investments in market-leading companies that can benefit from its in-

house operating professionals and experience. Sun Capital affiliates have invested in and managed more than 180 companies worldwide with combined sales in excess of $35.0 billion since Sun Capital's inception in 1995. Sun Capital has offices in Boca Raton, Los Angeles, and New York, and affiliates with offices in London, Tokyo, and Shenzhen.

Additional Information and Where to Find It

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Kellwood.  The offer to purchase or solicitation of offers to sell is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents) filed by Cardinal Integrated, LLC with the SEC on January 15, 2008, as amended.  Before making any decision with respect to the offer, Kellwood stockholders are advised to read these documents, as they may be amended from time to time, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer.  Kellwood stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov, or by calling D.F. King & Co., Inc., the Information Agent for the offer, at (800) 269-6427.

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Contact:
Media:	Stockholders:
Sard Verbinnen & Co	D.F. King & Co., Inc.
Jim Barron / Maggie Pisacane /	Richard Grubaugh /
Nathaniel Garnick	Edward McCarthy
(212) 687-8080	(212) 269-5550